UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Prepayment of Convertible Notes and Repurchase of Warrant

On December 10, 2021, Seanergy Maritime Holdings Corp., a Marshall Islands corporation (“we”, “us”, “our”, or the “Company”) prepaid the outstanding principal amount of two convertible notes held by Jelco Delta Holding Corp. (“Jelco”) in an aggregate amount of $13.95 million.

On December 7, 2021, we entered into a warrant repurchase agreement with Jelco to repurchase a common stock purchase warrant to purchase 4,285,714 common shares of the Company.

These transactions closed, all obligations were terminated under the two convertible notes and the warrant was cancelled, on December 10, 2021.

Authorization of Repurchase Plan

In addition to the prepayment of the convertible notes and warrant repurchase described above, the Company has repurchased 1,595,803 of its outstanding common shares at an average price of approximately $0.998 pursuant to its previously-announced share repurchase program.  The Company’s board of directors has authorized the repurchase of an additional $10 million of outstanding securities of the Company, including its outstanding convertible notes, effective immediately, in the period ending December 31, 2022.

Expiration of the Class A Warrants

The Company’s previously-issued Class A Warrants, trading under the symbol SHIPW, expire according to their terms at 5:00 p.m. New York City time on December 13, 2021. Under the procedures of the Nasdaq Capital Market, the Class A Warrants were suspended from trading in advance of their expiration, as of December 9, 2021.

Update on Outstanding Capital Stock

As of the date of this Form 6-K, the Company’s outstanding capital stock consists of 173,092,437 issued and outstanding common shares and 20,000 Series B preferred shares.

Series B Preferred Shares

On December 10, 2021, we entered into a stock purchase agreement and issued 20,000 of our newly-designated Series B preferred shares, par value $0.0001 per share, to our Chairman and Chief Executive Officer, Stamatios Tsantanis, in return for cash consideration of $250,000.

The issuance of the Series B preferred shares was approved by a special independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value to all shareholders of the Company.

The following description of the characteristics of the Series B preferred shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation attached hereto as Exhibit 99.4.

Voting.  To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holder of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption.  The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred or sold without the prior approval of our board of directors.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

The superior voting rights of our Series B preferred shares may limit the ability of our common shareholders to control or influence corporate matters., and the interests of the holder of such shares could conflict with the interests of common shareholders

While our common shares have one vote per share, each of our 20,000 Series B preferred shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B preferred shares is limited such that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B preferred shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to the par value per of $0.0001 per share.

As of the date of this report on Form 6-K, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B preferred shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

Anti-takeover provisions in our restated articles of incorporation, as amended, and third amended and restated bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our restated articles of incorporation, as amended, and third amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B preferred shares;
•	provide for a classified board of directors with staggered, three-year terms;
•	permit the removal of any director only for cause;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

These anti-takeover provisions could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Issuance of preferred shares, such as our Series B preferred shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our restated articles of incorporation, as amended, currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders' approval. Our board of directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the common shares, such as the Series B preferred shares.  If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.

Safe Harbor Statement

This report on Form 6-K contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT INDEX

99.1	Press release dated December 2, 2021 entitled “Seanergy Maritime Announces Delivery & Immediate Period Employment of M/V Dukeship.”

99.2	Press release dated December 7, 2021 entitled “Seanergy Maritime Announces $16.6 Million Buyback of Convertible Notes, Warrants and Common Shares, as well as Open-Market Stock Purchases by the CEO.”

99.3	Press release dated December 9, 2021 entitled “Seanergy Maritime Awarded ‘The Dry Cargo Company of the Year’ at the Lloyd’s List Greek Shipping Awards 2021.”

99.4	Statement of Designation of Series B Preferred Shares dated December 10, 2021

99.5	Warrant Repurchase Agreement dated December 7, 2021

THIS REPORT ON FORM 6-K, EXCLUDING THE STATEMENTS ATTRIBUTED TO THE COMPANY’S CHIEF EXECUTIVE OFFICER, IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-257693, 333-253332, 333-238136, 333-237500, 333-221058, 333-166697, 333-169813 AND 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 10, 2021

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer